Exemption # 82-4003

Concept Wireless Inc.

3863 East Hastings Street, Burnaby, B.C. V5C 2H7 Tel: (604) 325-8197 Fax: (604) 325-8622

February 28, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Attention: Document Control

Dear Sir or Madam:

Re: Concept Industries Inc. (the "Company") – Exemption No. 82-4003

We enclose herewith the Company's Report for the period ended December 31, 2001.

Yours truly,

CONCEPT WIRELESS INC.
Per:

William Jung
President

Encl.

cc: Standard & Poor's Library
Attention: Corporate Files Manager

Exemption #82-40[illegible]

BCSC

British Columbia
Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

***Freedom of Information and Protection of Privacy Act*.** The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

INCORPORATED AS PART OF:

X Schedule A

___ Schedules B and C

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
Concept Wireless Inc.	December 31, 2001	02/02/27

ISSUER'S ADDRESS

3863 East Hastings Street

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Burnaby	BC	V5C 2H7	604-325-8622	604-325-8197

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
William Jung	President	604-325-8197

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
info@concept-wireless.com	http://www.concept-wireless.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"William Jung"	William Jung	02/02/28

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Russell Jang"	Russell Jang	02/02/28

FIN 51-901f Rev. 2000/12/19

MANNING ELLIOTT
CHARTERED ACCOUNTANTS
11th floor, 1050 West Pender Street, Vancouver, BC, Canada V6E 3S7
Phone: 604. 714. 3600 Fax: 604. 714. 3669 Web: manningelliott.com

Notice to Reader

We have compiled the balance sheet of Concept Wireless Inc. as at December 31, 2001 and the statements of operations and deficit, and cash flows for the six months then ended from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

"Manning Elliott"

CHARTERED ACCOUNTANTS
Vancouver, B.C.
February 26, 2002

CONCEPT WIRELESS INC.

CONSOLIDATED BALANCE SHEETS

	December 31 2001 $ (unaudited)	June 30, 2001 $ (audited)
ASSETS		
CURRENT ASSETS		
Cash	31,258	30,007
Accounts receivable	-	2,360
Prepaid expenses and deposits (Note 3)	450,238	449,358
	481,496	481,725
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	712,905	643,395
Advances from director (Note 5)	75,079	50,567
	787,984	693,962
SHAREHOLDERS' EQUITY		
CAPITAL STOCK (Note 6)	4,317,677	4,317,677
DEFICIT	(4,624,165)	(4,529,914)
	(306,488)	(212,237)
	481,496	481,725

Approved By The Board

"William Jung" Director

"Russell Jang" Director

CONCEPT WIRELESS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Unaudited - see Notice to Reader)

	Three Months Ended December 31 2001 $	Three Months Ended December 31 2000 $	Six Months Ended December 31 2001 $	Six Months Ended December 31 2000 $
JOINT VENTURE EARNINGS	-	7,062	-	16,361
ADMINISTRATIVE EXPENSES				
Accounting and audit	2,500	2,500	5,092	5,000
Administration fees	3,000	3,000	6,000	6,000
Advertising and promotion	1,515	9,906	7,668	30,342
Consulting fees	3,500	17,000	8,450	53,190
Legal	2,000	3,000	4,000	6,000
Management fees	30,000	30,000	60,000	60,000
Office and miscellaneous	3,928	6,512	5,428	8,897
Transfer agent and filing fees	8,108	10,334	9,276	23,521
Travel	2,316	23,762	12,007	46,104
	56,867	106,014	117,921	239,054
LOSS BEFORE RECOVERY FROM DISCONTINUED OPERATIONS	(56,867)	(98,952)	(117,921)	(222,693)
RECOVERY FROM DISCONTINUED OPERATIONS (Note 3)	23,670	-	23,670	-
NET LOSS FOR THE PERIOD	(33,197)	(98,952)	(94,251)	(222,693)
DEFICIT - BEGINNING OF PERIOD	(4,590,968)	(3,770,711)	(4,529,914)	(3,646,970)
DEFICIT - END OF PERIOD	(4,624,165)	(3,869,663)	(4,624,165)	(3,869,663)

CONCEPT WIRELESS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited - see Notice to Reader)

	Three Months Ended December 31 2001 $	Three Months Ended December 31 2000 $	Six Months Ended December 31 2001 $	Six Months Ended December 31 2000 $
CASH FROM (USED IN):				
OPERATING ACTIVITIES				
Net loss for the period	(33,197)	(98,952)	(94,251)	(222,693)
Item not involving cash				
Amortization	-	10,700	-	21,400
	(33,197)	(88,252)	(94,251)	(201,293)
Change in non-cash working capital items	42,577	44,944	95,502	82,366
INCREASE (DECREASE) IN CASH DURING THE PERIOD	9,380	(43,308)	1,251	(118,927)
CASH - BEGINNING OF PERIOD	21,878	364,345	30,007	439,964
CASH - END OF PERIOD	31,258	321,037	31,258	321,037

1. NATURE AND CONTINUANCE OF BUSINESS

The Company is in the telecommunications industry, operating in association with locally domiciled entities in the People's Republic of China.

In addition to normal business risks, the Company is exposed to additional potential risks and contingencies arising from operating in that jurisdiction, including currency and exchange controls and restrictions.

The Company has operated unprofitably since its inception. The continuation of the Company as a going concern is dependent upon its ability to obtain financing and/or the attainment of profitable operations.

These financial statements have been prepared on the basis of accounting principles applicable to a going concern with no determination made as to whether values are recoverable. Accordingly, the financial statements do not purport to give effect to adjustments, if any, which may be appropriate should the Company be unable to continue as a going concern.

2. ACCOUNTING POLICIES

These financial statements have been prepared by management in accordance with generally accepted accounting principles in Canada. Because a precise determination of certain assets and liabilities is dependent on future events, the preparation of the financial statements involves the use of estimates based on careful judgement. The financial statements have, in management's opinion, been prepared within reasonable limits of materiality using the significant accounting policies noted below:

(a) Presentation

These financial statements include the accounts of the Company's wholly-owned Hong Kong domiciled subsidiary, Concept Telesystems Limited.

(b) Financial instruments

The fair values of cash, accounts receivable, accounts payable and accrued liabilities are equivalent to their carrying value because of the short term maturity of those instruments.

3. INVESTMENTS

(a) In December of 2001, the Company recovered US$15,000 ($23,670) from Jinan Puli Electronic Systems Control Engineering Co. Ltd., a 51% interest joint venture in the People's Republic of China that was dissolved in the previous fiscal year.

(b) The Company, through its subsidiary Concept Telesystems Limited, and Shandong Tourism Science and Technology Electronics of the PRC, has formed a joint venture, Shandong Contour Electronics and Technology Corp. ("Shandong").

The Company is required to make the following contributions to complete the funding for a 50% interest:

	US$
Registered capital, due by March 19, 2000	1,312,500
Loans, at prescribed rates	1,187,500
	2,500,000

The Company has been granted an extension of the due date to March 19, 2002 to facilitate raising the required capital. Until the required contributions are made, the Company will not earn the right to a share of the profits of the joint venture.

3. INVESTMENTS (continued)

Loans to the joint venture will be at rates established by Chinese authorities with repayment upon demand, after the registered capital requirement has been met.

As of June 30, 2001, the Company had remitted deposits of US$300,000 which will be applied towards the registered capital required for Shandong. The deposits are refundable in the event the registered capital requirements are not met and are accordingly included in prepaid expenses and deposits on the balance sheet.

4. RELATED PARTY TRANSACTIONS AND BALANCES

(a) Included in expenses for the year at their exchange amounts are management fees to a director of $60,000 (June 30, 2001: $120,000), and administrative fees to an officer of $6,000 (June 30, 2001: $12,000).

(b) Included in accounts payable is $618,000 (June 30, 2001: $558,000) due to the aforementioned director.

(c) The advances from a director are unsecured, without interest and payable upon demand.

5. CAPITAL STOCK

	Number of Shares	$
Authorized: 50,000,000 common shares of no par value		
Issued:		
Balance - June 30, 2000	7,663,964	3,417,677
Issued during 2001: Private placement - subscription received in 2000	6,000,000	900,000
Balance - June 30, 2001 (audited) and December 31, 2001 (unaudited)	13,663,964	4,317,677

(a) 526,500 shares are held in escrow subject to release upon approval of regulatory authorities.

(b) The Company has granted the following share purchase options:

350,000 at $0.75 per share, expiring June 8, 2002
300,000 at $0.85 per share, expiring June 8, 2002
100,000 at $0.50 per share, expiring December 4, 2002
150,000 at $0.15 per share, expiring September 30, 2004
566,396 at $0.69 per share, expiring June 8, 2005

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

INCORPORATED AS PART OF:

____	Schedule A
X	Schedules B and C

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
Concept Wireless Inc.	December 31, 2001	02/02/27

ISSUER'S ADDRESS

3863 East Hastings Street

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Burnaby	BC	V5C 2H7	604-325-8622	604-325-8197

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
William Jung	President	604-325-8197

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
info@concept-wireless.com	http://www.concept-wireless.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"William Jung"	William Jung	02/02/28

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Russell Jang"	Russell Jang	02/02/28

CONCEPT WIRELESS INC.

DECEMBER 31, 2001

SCHEDULE B

1) Analysis of expenses and deferred costs:

(a) Analysis of prepaid expenses and deposits:

$429,903	Deposits of registered capital contribution to Contour paging joint venture.
14,335	Deferred legal and incorporation costs of Concept Telesystems Limited.
6,000	Travel advances to directors.
$450,238	

2) Related party transactions:

Management fees of $60,000 have been accrued.

3) Summary of securities issued and options granted during the period:

There were no securities or options issued during this quarter.

4) Summary of securities as at the end of the reporting period:

(a) Authorized: 50,000,000 common shares of no par value.

(b) Issued:

	No. of Shares	$
As at June 30, 2000	7,663,964	3,417,677
During fiscal 2001	6,000,000	900,000
As at December 31, 2001	13,663,964	4,317,677

In January 2000, the Canadian Venture Exchange approved a private placement of 6,000,000 special warrants for gross proceeds of $900,000. Each special warrant will be exchangeable into one common share in the capital of the Company and one common share purchase warrant exercisable for two years. All 6,000,000 special warrants were exchanged for common shares by November 2000.

526,500 principal's shares are held in escrow subject to periodic release upon approval of regulatory authorities.

(c) Options outstanding:

No. of Shares	Price $	Expiry Date
100,000	0.50	December 4, 2002
300,000	0.85	June 8, 2002
350,000	0.75	June 8, 2002
466,396	0.69	June 8, 2005
150,000	0.15	September 30, 2004

(d) None.

5) Directors and Officers:

M. Ginn Director & Vice-President
R. Jang Director
L. Jung Secretary
W. Jung Director & President

CONCEPT WIRELESS INC.
DECEMBER 31, 2001
SCHEDULE C–MANAGEMENT DISCUSSION

The Company will maintain its presence in the People's Republic of China ('China') and continue the pursuits of its Chinese projects under a revised business plan.

Puli Paging Joint Venture

As a result of dramatic changes that have occurred during the last two years within the Chinese telecommunications industry, Management has dissolved the Company's 51% interest in its first Chinese paging joint venture ('Puli'), situated in Jinan, capital city of Shandong Province. Prices and service fees in all sectors such as regular telephone services, domestic and international long distance calling (normal or via the Internet), cellular, and paging have dropped significantly. Due to the popularity of cellular telephones, cancellations of existing paging users have far exceeded the opening of new paging accounts and small single license operators such as Puli, which do not have the resources or the diversities, can no longer remain in the market place.

The Company's initial investment of approximately $450,000 and prior retained earnings were written off in the 2001 fiscal year. The only saleable assets are some inventory and paging equipment and Puli's Chinese partner is currently examining all options regarding their liquidation. The sale of old and used paging equipment is extremely difficult and it is uncertain if any amounts can be salvaged. The winding down of the business such as settling liabilities and collecting receivables is still in process. Meanwhile, during December in the current period, US$15,000 (C$23,670) were received from Puli. No further recoveries have been accrued for.

Contour Paging Joint Venture

The Company's second paging joint venture ('Contour') is a 50% interest through its wholly-owned Hong Kong subsidiary, in a joint venture with Shandong Tourism Science and Technology Gen. Corp. ('Tourism'), a subsidiary company of the Shandong Provincial Tourism Bureau. Tourism currently operates paging systems in 13 major cities in Shandong and it is the second largest paging network in the province with a subscriber base that is in excess of 400,000 customers.

For its 50% in Contour, the Company's financial commitment is US$2.5 million. To date, US$300,000 has been paid as a deposit towards the share registered capital. However, no portion of the paging operation is recorded in the Company's financial statements, as the Company has no claim to any of the revenues and profits until the entire amount of registered capital is fully contributed. Officially, the Company has until March 18, 2002 to fully contribute its share of the registered capital. It is likely that the due date will be extended for another year, as has been the case the last two years.

Because of severe competition from cellular telephones, paging growth has declined substantially in China. Recognizing the need to diversify, the Company and Tourism in 2000 devised plans to expand from its existing paging business into other areas of telecommunications and the Internet. These plans were subsequently revised in the following year to Global Positioning Satellite ('GPS') based location services, wireless Internet access, wireless cable television and call centre operations.

Due to the transformations within the telecommunications industry and the new directions taken by Tourism, paging will soon cease to be the main core business. Management and Tourism have recently completed the acquisition of a GPS license and are in the process of acquiring additional wireless licenses. As a result, the Company's financial contribution for a 50% interest in the paging operation will be revised and the total financial commitment will also be amended to include the new wireless projects. Details are still under negotiations and the new total investment has not yet been determined. The US$300,000 that is currently deposited as registered capital for the Contour paging joint venture will be credited towards any new arrangement that is arrived between the Company and Tourism.

Revision of Business Model

During the latter part of 1999, Management and Tourism, in their endeavour to expand the paging operations, entered into an agreement to joint venture with a major Chinese company that held licenses for two-way wireless messaging, ISP services and voice over IP services. In addition, the Company also signed a memorandum with another major Beijing based telecom company to establish a joint venture to develop and operate Internet Data Centers ("IDCs") in China. IDCs are facilities that provide hosting and co-location services including firewall protection, e-commerce applications and disaster recoveries for on-line businesses.

However, due to the collapse of numerous Internet and Dot Com companies and the traumatic downturn for many telecom companies at the end of 2000, a financial institution that was seriously considering funding the expansion plans withdrew its support. Ultimately, management decided not to proceed with the expansion projects and felt it necessary to change the business model in order to enhance securing new financing for the Company.

New Business Model

Management's strategy is to focus within the "wireless" sectors of business that firstly do not entail exorbitant amounts of money for infrastructure development such as an IDC or wireless two-way messaging operation. Secondly, the business or technology should be an emerging one that is on the verge of breaking through and therefore has long term growth. New projects currently under development involve wireless cable television and data services and GPS based location services. For more detailed description of these projects, please refer to news releases announced earlier this year.

Results of Operations

For the six months ended, the Company incurred a net loss of Cdn$94,251 as compared to a loss of $222,693 for the six months ended of the previous year. Major activities involving travel expenses, consulting advertising and promotion, and transfer agent and filing fees were substantially down during the current period as new projects and new direction for the Company have already been previously established. Management's main objective is to concentrate its effort in securing financing for the projects.

$60,000 have been accrued to Bill Jung for management fees as President and as the only full time employee of the Company. Mr. Jung is responsible of the entire operation of the Company and some of his duties include: travelling, securing projects, negotiating terms of the projects, meeting and establishing important Chinese contacts, seeking financing, giving presentations, writing business plans and Company material, designing Company brochures, preparing financial statements and filing quarterly and year-end reports, working with the Company's auditor, lawyer and consultants and overseeing the Company's joint venture operations in China. No portion of the management fees has been to Mr. Jung during this current period or in the past five fiscal years. In addition to $618,000 in management fees payable, the Company also has loans payable to Mr. Jung in the amount of $75,079, an increase of $24,512 since the beginning of the year. The loans payable are a result of cash advances made to the Company by Mr. Jung. Both management fees and the loans payable are non-interest bearing and non-secured.

At the end of the current period ended, the Company's cash position is about $31,000. The Company's current monthly burn rate is very low and the largest creditor is one of the directors. Management's first priority is to secure some kind of financing for its projects and for working capital. In the meantime, the directors are committed to keep the Company in good stead by injecting whatever funds are required to sustain the Company.